Delisting Determination,The Nasdaq Stock Market, LLC,
May 8, 2007, BSML, Inc. The Nasdaq Stock Market, Inc.
(the Exchange) has determined to remove from listing the common stock of BSML, Inc.(the Company), effective at the opening of the trading session on May 18, 2007. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange based on the following Marketplace Rules: 4310(c)(b)(2) and
4806(d)(1)(B). The Company was notified of the Staffs determinations on April 12, 2007. The Company did not appeal the Staff determination to the Listing Qualifications Hearings Panel, and the
Staff determination to delist the Company became final on April 24, 2007.